                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)
                               (AMENDMENT NO. ___)

                               HORIZON WIMBA, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
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                         (Title of Class of Securities)

                                   44044X 10 3
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                                 (CUSIP Number)

                            MICHAEL H. FREEDMAN, ESQ.
                    LAW OFFICES OF MICHAEL H. FREEDMAN, PLLC
                              189 West 89th Street
                            New York, New York 10024
                                 (212) 724-4597
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 9, 2005
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             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /_/.

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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CUSIP No. 44044X 10 3                  13D                     Page 2 of 4 Pages
-----------------------                                     --------------------

================================================================================
     1              NAME OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                         ROBERT L. FROME
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     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)/_/
                      (b) /_/
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     3              SEC USE ONLY
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     4              SOURCE OF FUNDS*

                         PF
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     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e)    /_/
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     6              CITIZENSHIP OR PLACE OF ORGANIZATION

                         USA
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NUMBER OF                7    SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY
EACH                               1,226,844 (1)
REPORTING
PERSON WITH         ------------------------------------------------------------
                          8   SHARED VOTING POWER

                                   -0-
                    ------------------------------------------------------------
                          9   SOLE DISPOSITIVE POWER

                                   1,266,844 (1)
                    ------------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER

                                   -0-
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     11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         1,226,844 (1)
--------------------------------------------------------------------------------
     12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*  /_/
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     13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         31.9%
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     14             TYPE OF REPORTING PERSON*

                         IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Includes  (a)  89,788  shares  held by Frome &  Co.,  of which Mr.  Frome is general  partner,  (b) 54,290 shares held by Mr.  Frome's  wife,  and (c) 43,432 shares held in trust for Mr. Frome's daughter.

-----------------------                                     --------------------
CUSIP No. 44044X 10 3                  13D                     Page 3 of 4 Pages
-----------------------                                     --------------------

Item 1.     Security and Issuer.
            -------------------

     This statement  relates to shares of the common stock,  par value $.001 per share (the  "Shares"),  of Horizon  Wimba,  Inc. (the  "Issuer").  The principal executive  offices of the Issuer are located at 65 East 55th  Street,  New York,
New York, 10022.

Item 2.     Identity and Background.
            -----------------------

(a) This Statement is filed by Robert L. Frome.

(b)-(c) The principal  business/occupation  of Robert L. Frome is law partner in the law firm Olshan  Grundman Frome  Rosenzweig &  Wolosky LLP,  whose  principal address is 65 East 55th Street, New York, New York 10022.

(d) Mr. Frome has not, during the last five years,  been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr.  Frome  has not,  during  the last  five  years,  been  party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such  proceeding  was or is subject to a  judgment,  decree or final order  enjoining  future  violations of, or prohibiting or mandating  activities subject  to,  federal or state  securities  laws or finding any  violation  with respect to such laws.

(f) Mr. Frome is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

The aggregate  purchase price of 1,226,844 Shares owned by Mr. Frome is $50,000.
Such securities were acquired with personal funds.

Item 4.     Purpose of Transaction.
            -----------------------

In January 2000, the Shares were issued to Mr. Frome pursuant to a Joint Plan of
Reorganization (the "Plan") for The Continuum Group, Inc. in the U.S. Bankruptcy
Court,  Southern  District of New York.  Pursuant to the Plan,  four  companies,
including  the  Issuer,   formerly  known  as  Continuum   Group  B  Inc.,  were
specifically formed to affect the terms of the Plan.

The Issuer is  considered  a "blank  check"  company,  whose sole  purpose is to locate and consummate a merger or acquisition  with a private entity.  Mr. Frome is a control  person and intends to assist the Issuer in actively  searching for acquisition targets.

On June 14, 2004 the Issuer  entered  into a  definitive  Agreement  and Plan of
Reorganization with HW Acquisition Corporation, a wholly-owned subsidiary of the
Issuer  formed May 10, 2004 and  Horizonlive.com  Inc. (the  "Agreement").  Upon
consummation of the Agreement,  Horizonlive.com  Inc. will become a wholly owned subsidiary of the Issuer. To date, the Agreement has not been consummated.

Mr. Frome intends to review his  investment in the Issuer on a continuing  basis and may change his intentions with respect to any and all matters referred to in
Item 4.

Item 5.     Interest in Securities of the Issuer.
            -------------------------------------

(a)-(b) The aggregate  percentage of Shares reported owned by Mr. Frome is based upon  3,848,714  Shares  outstanding,  which  is  the  total  number  of  Shares outstanding as reported in the Issuer's  Quarterly Report on Form 10-QSB for the
quarter ended September 30, 2004.

As of the close of business on March 28,  2005,  Mr.  Frome  beneficially  owned
1,226,844 Shares, constituting approximately 31.9% of the Shares outstanding.

(c) No transactions by Mr. Frome have occurred in the Issuer's Shares during the last sixty days.

(d) Other than Mr.  Frome's wife with  respect to 54,290  Shares held by her, no person other than Mr. Frome is known to have the right to receive,  or the power

-----------------------                                     --------------------
CUSIP No. 44044X 10 3                  13D                     Page 4 of 4 Pages
-----------------------                                     --------------------

to direct the  receipt of  dividends  from,  or  proceeds  from the sale of, the
Shares that are the subject of this filing on Schedule 13D.

(e) Not applicable.

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  With
            Respect to Securities of the Issuer.
            --------------------------------------------------------------------

On June 14, 2004,  Mr.  Frome  entered  into a Share  Contribution  Agreement in connection  with  the  Agreement  defined  in  Item  4.  Pursuant  to the  Share
Contribution   Agreement,   Mr.  Frome  agreed  to  contribute   certain  Shares
beneficially  owned by him to the Issuer,  contingent on the consummation of the
Agreement. To date, the Agreement has not been consummated.

Other  than  as  described  above,  there  are  no  contracts,  arrangements  or understandings between Mr. Frome and any other person or entity, with respect to the securities of the Issuer.

Item 7.     Material to be Filed as Exhibits.
            ---------------------------------

     None

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2005                          /s/ Robert L. Frome
                                             -----------------------------------
                                             Robert L. Frome